Hogan & Hartson LLP Columbia Square 555 Thirteenth Street NW Washington, DC 20004 +1.202.637.5600 Tel +1.202.637.5910 Fax www.hhlaw.com

December 27, 2007	Marcia A, Wiss Partner 202-637-5429 MAWiss@hhlaw.com

Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

450 5th Street, NW

Washington, DC 20001

Re:	Patni Computer Systems Limited
Form 20-F for the year ended December 31, 2006
Filed June 29, 2007
Forms 6-K filed February 8, 2007, April 26, 2007, July 26, 2007 and
November 1, 2007
File No. 1-32692

Dear Ms. Collins:

We are in receipt of your letter of December 19, 2007 to our client Patni Computer Systems Limited asking that we respond to your inquiry within 10 business days or tell you when our client will provide you a response. We hereby request an additional extension of 10 business days due to the holidays. I understand from my law partner Peter Kohl that you have verbally approved this extension request, but requested that it be done formally in writing through EDGAR. This is that formal written request. Thank you for this extension.

Sincerely,

Marcia A. Wiss

MAW/nsc

cc:	Narendra K. Patni
Surjeet Singh
Peter Kohl